September 28,
2018

Bin Wang
Chief Executive Officer
Alberton Acquisition Corporation
Room 1001, 10/F, Capital Center
151 Gloucester Road, Wanchai, Hong Kong

       Re: Alberton Acquisition Corporation
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted September 17, 2018
           CIK No. 0001748621

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 Submitted September 17, 2018

Dilution, page 43

1. You state that your calculation of the dilution to investors in this offering does not reflect any dilution associated with the sale and conversion of rights, including the rights included in the private units. However, you include 1,030,000 ordinary shares underlying the rights contained in the units offered and private units in calculating the number of ordinary shares outstanding after this offering. Please revise your disclosure to reconcile the difference.
 Bin Wang
Alberton Acquisition Corporation
September 28, 2018
Page 2
Description of Securities, page 78

2. We partially reissue prior comment 6. We continue to note references to the initial shareholders owning 20% of the issued and outstanding shares after this offering. See pages 5, 9, 42, 74, 79, and 82. Please reconcile with the beneficial ownership table, which reflects 21.88% ownership after this offering.
General

3.     We note that the company is incorporated in the British Virgin Islands.
Please
       advise whether you will be a foreign private issuer after this offering. If so, please revise to remove the references to a proxy solicitation. We note that foreign private issuers are exempt from Sections 14(a) and 14(c) of the Exchange Act.
        You may contact Suying Li at (202) 551-3335 or Rufus Decker, Accounting Branch
Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell, Special
Counsel, at (202) 551-3357 with any other questions.



                                                              Sincerely,

FirstName LastNameBin Wang                                    Division of
Corporation Finance
                                                              Office of
Beverages, Apparel and
Comapany NameAlberton Acquisition Corporation
                                                              Mining
September 28, 2018 Page 2
cc:       Alexandria Kane
FirstName LastName